

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 23, 2012

Via E-mail
Irma Colón-Alonso
President
Pay Mobile, Inc.
7695 S.W. 104th Street
Suite 210
Miami, FL 33156

> **Re:** **Pay Mobile Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed April 20, 2012**
> **Form 8-K filed June 12, 2012**
> **File No. 001-16851**

Dear Ms. Colón-Alonso:

We have reviewed your letter dated July 12, 2012 in connection with the above-referenced filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 25, 2012.

Form 8-K Filed June 12, 2012

1. We note your response to prior comment 2, where you indicate that the company believed filing an Item 1.01 Form 8-K was the most expeditious way to report the Rescission Agreement. However, considering the Rescission Agreement represents the disposition of Pay Mobile's operations, you should have filed this transaction as an Item 2.01 Form 8-K and provided the pro forma disclosures required by Item 9.01(b) of Form 8-K. Please amend your Form 8-K to provide the required pro forma disclosures for this disposition.

2.   In amending your Form 8-K, and consistent with your response to prior comment 3, please disclose the material circumstances that led to the rescission of the March 24, 2011 Share Exchange Agreement.

        You may contact me at (202) 551-3499, if you have questions regarding comments on the financial statements and related matters or if you need any further assistance. If you have any other questions, please contact Maryse Mills-Apenteng, Special Counsel at (202) 551-3457 or Barbara Jacobs, Assistant Director at (202) 551-3735.

                                Sincerely,

                                /s/ Kathleen Collins

                                Kathleen Collins
                                Accounting Branch Chief